May 13, 2005

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for NATCO Group Profit Sharing and Savings Plan (the Plan) and, under the date of June 28, 2004, we reported on the financial statements and supplemental schedules of the Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003. On May 6, 2005, we were informed by the Audit Committee of NATCO Group Inc.'s (the Company) Board of Directors that our appointment as independent registered public accounting firm for the Plan was terminated. We have read the Company's statements included under Item 4.01 of its Form 8-K dated May 6, 2005 related to the Plan, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP